UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP
OF SECURITIES

FORM 3

Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30
(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.	Name and Address of Reporting Person*

Michael G. Van Hoye 808 Office Park Circle Lewisville, Texas 75057

2.	Date of Event Requiring Statement (Month/Day/Year)

10/14/02

3.	IRS or Social Security Number of Reporting Person (Voluntary)

4.	Issuer Name and Ticker or Trading Symbol

Segway V Corp.; No ticker or trading symbol

5.	Relationship of Reporting Person to Issuer (Check all applicable)
(X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below) Michael G. van Hoye - Vice President

6.	If Amendment, Date of Original (Month/Day/Year)

7.	Individual or Joint/Group Filing (Check Applicable Line)

(X) Form filed by One Reporting Person ( ) Form filed by More than One Reporting Person

Table I --  Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficial Owned Instr. 4	3. Ownership Form Direct (D) or Indirect (I) Instr. 5	4. Nature of Indirect Beneficial Ownership Instr. 5

Common Stock, $.0001 par value	2,625,000	Direct	N/A

Reminder:     Report on a separate line for each class of securities beneficially owned directly or indirectly. SEC 1473 (7-96)

* If form is filed by more than one reporting person, see Instruction 5(b)(v).

Form 3  (continued)

Table II - Derivative Securitites Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security Instr. 4	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security Instr. 4		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) Instr. 5	6. Nature of Indirect Beneficial Ownership Instr. 5
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
None

Reminder:  Report of on separate line for each class of secureities beneficially owned directly or indirectly.

Explanation of Responses:     None

/s/ Michael G. Van Hoye ** Signature of Reporting Person	October 16, 2002 Date

*     If the form is filed by more than one reporting person, see instruction 5(b)(v).

**  Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed.
If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.